Exhibit 99.1

PRESS RELEASE

Advanced Accelerator Applications Announces Positive CHMP Opinion Recommending Approval of Lutetium 177Lu Oxodotreotide (Lutathera®) for Gastroenteropancreatic Neuroendocrine (GEP-NET) Tumors

July 21, 2017, Saint-Genis-Pouilly, France - Advanced Accelerator Applications S.A. (NASDAQ:AAAP) (AAA or the Company), an international specialist in Molecular Nuclear Medicine (MNM), today announced that the Committee for Medicinal Products for Human Use (CHMP) of the European Medicines Agency (EMA) has issued a positive opinion recommending the marketing authorization of lutetium (177Lu) oxodotreotide* (Lutathera®) for the treatment of unresectable or metastatic, progressive, well differentiated (G1 and G2), somatostatin receptor positive gastroenteropancreatic neuroendocrine tumors (GEP-NETs) in adults. The European Commission (EC), which has the authority to approve medicines for the European Union, Iceland, Norway and Liechtenstein will review the CHMP recommendation.

Gastroenteropancreatic neuroendocrine tumors, also known as GEP-NETs, are a group of tumors originating in the neuroendocrine cells of numerous organs. According to the European Society for Medical Oncology (ESMO), the crude incidence of GEP-NETs is estimated to be 5.25/100,000 per year.1 Lutetium (177Lu) oxodotreotide (Lutathera®) has received orphan drug designation from the EMA.

Stefano Buono, Chief Executive Officer of AAA, commented, “We are proud to achieve this important milestone. Peptide Receptor Radionuclide Therapy (PRRT) has been included in both the ESMO and European Neuroendocrine Tumor Society (ENETS) guidelines as a treatment option for certain NET indications since 2012, and now lutetium (177Lu) oxodotreotide (Lutathera®) is the very first PRRT to have achieved a positive CHMP opinion. We look forward to collaborating with the European health authorities to make lutetium (177Lu) oxodotreotide (Lutathera®) widely available as soon as possible. To date, more than 1,700 NET patients across 10 European countries have already received the treatment under compassionate use and named patient programs.”

The CHMP adopted its opinion based on results of a randomized pivotal Phase 3 study, NETTER-1 that compared treatment using lutetium (177Lu) oxodotreotide with a double dose of Octreotide LAR in 229 patients with inoperable midgut NETs progressive under standard Octreotide LAR treatment and overexpressing somatostatin receptors, as well as efficacy and safety data from the Erasmus Phase 1/2 trial conducted in more than 1,200 patients with a wide range of NET indications including bronchial, pancreatic, foregut (excluding bronchial and pancreatic), midgut and hindgut.

The NETTER-1 study met its primary endpoint by demonstrating that treatment with lutetium (177Lu) oxodotreotide was associated with a statistically significant and clinically meaningful risk reduction of 79% in disease progression or death versus a treatment with a double dose of Octreotide LAR (hazard ratio 0.21, 95% CI: 0.13-0.33; p<0.001).2 Lutetium (177Lu) oxodotreotide, when administered concomitantly with a renal-protective agent, had low rates of grade three or four hematological toxicity, and no evidence of nephrotoxicity observed over the study time-frame (median follow-up time 14 months).2

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* USAN: lutetium Lu 177 dotatate/INN: lutetium (177Lu) oxodotreotide

1 Öberg K, Knigge U, Kwekkeboom D, Perren A. Neuroendocrine gastro-entero-pancreatic tumors: ESMO Clinical Practice Guidelines for diagnosis, treatment and follow-up. Annals of Oncology. 2012;23 (Supplement 7):vii124–vii130.

2 Progression free survival (PFS) and Overall survival (OS) observed in the Erasmus Phase 1/2 study in Dutch patients with GEP and bronchial NET – (FAS, N=360).

About USAN: lutetium Lu 177 dotatate/INN: lutetium (177Lu) oxodotreotide (Lutathera®)

USAN: lutetium Lu 177 dotatate/INN: lutetium (177Lu) oxodotreotide (Lutathera®) is an investigational 177Lu-labeled somatostatin analog peptide. USAN: lutetium Lu 177 dotatate/INN: lutetium (177Lu) oxodotreotide, (Lutathera®) belongs to an emerging form of treatments called Peptide Receptor Radionuclide Therapy (PRRT), which involves targeting tumors with radiolabeled molecules that bind to specific receptors expressed by the tumor. This novel compound has received orphan drug designation from the European Medicines Agency (EMA) and the US Food and Drug Administration (FDA). Currently, USAN: lutetium Lu 177 dotatate/INN: lutetium (177Lu) oxodotreotide (Lutathera®) is administered on a compassionate use and named patient basis for the treatment of NETs and other tumors over-expressing somatostatin receptors in ten European countries and in the US under an Expanded Access Program (EAP). A New Drug Application submission to the FDA is currently under review.

About Advanced Accelerator Applications S.A.

Advanced Accelerator Applications is an innovative radiopharmaceutical company that develops, produces and commercializes Molecular Nuclear Medicine products. AAA’s lead investigational therapeutic candidate, USAN: lutetium Lu 177 dotatate/INN: lutetium (177Lu) oxodotreotide (Lutathera®), is a novel MNM compound in development for the treatment of neuroendocrine tumors, a significant unmet medical need. Founded in 2002, AAA has its headquarters in Saint-Genis-Pouilly, France. AAA currently has 21 production and R&D facilities able to manufacture both diagnostics and therapeutic MNM products, and more than 500 employees in 13 countries (France, Italy, the UK, Germany, Switzerland, Spain, Poland, Portugal, The Netherlands, Belgium, Israel, the US and Canada). AAA reported sales of €109.3 million in 2016 (+23% vs. 2015). AAA is listed on the Nasdaq Global Select Market under the ticker “AAAP”. For more information, please visit: www.adacap.com.

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About Molecular Nuclear Medicine (“MNM”)

Molecular Nuclear Medicine is a medical specialty using trace amounts of active substances, called radiopharmaceuticals, to create images of organs and lesions, and to treat various diseases, like cancer. The technique works by injecting targeted radiopharmaceuticals into the patient’s body that accumulate in the organs or lesions and reveal specific biochemical processes. MNM can be divided in two branches: Molecular Nuclear Diagnostics and Molecular Nuclear Therapy. Molecular nuclear diagnostics employs a variety of imaging devices and radiopharmaceuticals. PET (Positron Emission Tomography) and SPECT (Single Photon Emission Computed Tomography) are highly sensitive imaging technologies that enable physicians to diagnose different types of cancer, cardiovascular diseases, neurological disorders and other diseases in their early stages. Molecular nuclear therapy uses radioactive sources (radionuclides) to treat a range of tumor types. Using short-range particles, this therapy can target tumors with little effect on normal tissues.

Cautionary Statement Regarding Forward-Looking Statements

This press release contains forward-looking statements. All statements, other than statements of historical facts, contained in this press release, including statements regarding the Company's strategy, future operations, future financial position, future revenues, projected costs, prospects, plans and objectives of management, are forward-looking statements. The words "anticipate," "believe," "estimate," "expect," "intend," "may," "plan," "predict," "project," "target," "potential," "will," "would," "could," "should," "continue," and similar expressions are intended to identify forward-looking statements, although not all forward-looking statements contain these identifying words. Forward-looking statements that appear in a number of places in this press release include the Company's current expectation regarding future events and various matters, including expected timing of filings with the FDA and EMA, and approval dates. These forward-looking statements involve risks and uncertainties that may cause actual results, events or developments to be materially different from any future results, events or developments expressed or implied by such forward-looking statements. Such factors include, but are not limited to, changing market conditions, the successful and timely completion of clinical studies, the timing of our submission of applications for regulatory approvals, EMA, FDA and other regulatory approvals for our product candidates, the occurrence of side effects or serious adverse events caused by or associated with our products and product candidates; our ability to procure adequate quantities of necessary supplies and raw materials for USAN: lutetium Lu 177 dotatate/INN: lutetium (177Lu) oxodotreotide (Lutathera®) and other chemical compounds acceptable for use in our manufacturing processes from our suppliers; our ability to organize timely and safe delivery of our products or product candidates by third parties; any problems with the manufacture, quality or performance of our products or product candidates; the rate and degree of market acceptance and the clinical utility of USAN: lutetium Lu 177 dotatate/INN: lutetium (177Lu) oxodotreotide (Lutathera®) and our other products or product candidates; our estimates regarding the market opportunity for USAN: lutetium Lu 177 dotatate/INN: lutetium (177Lu) oxodotreotide (Lutathera®), our other product candidates and our existing products; our anticipation that we will generate higher sales as we diversify our products; our ability to implement our growth strategy including expansion in the US; our ability to sustain and create additional sales, marketing and distribution capabilities; our intellectual property and licensing position; legislation or regulation in countries where we sell our products that affect product pricing, taxation, reimbursement, access or distribution channels; regulatory actions or litigation; and general economic, political, demographic and business conditions in Europe, the US and elsewhere. Except as required by applicable securities laws, we undertake no obligation to publicly update or revise any forward-looking statements, whether as a result of new information, future events or otherwise.

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Contacts:

AAA Corporate Communications
Rachel Levine

Director of Communications
rachel.levine@adacap.com

Tel: + 1-212-235-2395

AAA Investor Relations
Jordan Silverstein
Director of Investor Relations
jordan.silverstein@adacap.com
Tel: + 1-212-235-2394

Media inquiries:

Makovsky & Company

Lee Davies

ldavies@makovsky.com

Tel: +212-508-9651

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